UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 1, 2009

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

28 August 2009

To:

JSE Limited
London Stock Exchange

Notice of Dividend Currency Exchange Rate (South African Rand) - 2009 Final Dividend
Name of entity	BHP Billiton Plc	REG NO 3196209

In our announcements to the market of our final dividend on 26 May 2009 and 9 June 2009 we noted a change to the currency conversion date from two days prior to the Dividend Declaration Date to the last date to trade on JSE Limited (28 August 2009) for dividends being paid in South African rand and to the Record Date (4 September 2009) for all other currencies.

The currency exchange rate applicable to the dividend payable in South African cents to shareholders on the BHP Billiton Plc branch register is set out below*:
Dividend 41.0 US cents per share	Exchange Rate	Local currency
South African cents	7.764100	318.328100

* The exchange rates applicable to the BHP Billiton dividend being paid in other currencies will be based on the foreign currency exchange rates on the Record Date, being 4 September 2009, and announced to the market on 7 September 2009.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 31 August and 4 September 2009, both dates inclusive. Transfers between the UK register and the South African register will not be permitted between the dates of 28 August and 4 September 2009, both dates inclusive.

The dividend will be paid on Friday, 25 September 2009.

Jane McAloon

Group Company Secretary

BHP Billiton Plc Registration number 3196209

Registered in England and Wales

Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: September 1 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary